EXHIBIT 21.1

SUBSIDIARIES OF VICURON PHARMACEUTICALS INC.

Following is a list of Vicuron’s subsidiaries, each of which is organized under the laws of the Republic of Italy. Biosearch Manufacturing S.r.l. was previously a subsidiary of Biosearch. On June 30, 2003, all of the former assets (other than cash) and liabilities of Biosearch, including Biosearch Manufacturing S.r.l., were contributed to Vicuron Pharmaceuticals Italy S.r.l.

Name	Jurisdiction of Formation	Type of Entity	Vicuron’s Ownership	Other Business Names
Biosearch Manufacturing S.r.l.	Republic of Italy	società a responsibilità limitata (a limited liability company)	100%	none

Vicuron Pharmaceuticals Italy S.r.l.	Republic of Italy	società a responsibilità limitata (a limited liability company)	100%	none